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                  August 20, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: H. Roger Schwall

Re:	Aegean Marine Petroleum Network Inc. Registration Statement on Form F-3 Filed July 3, 2013 File No. 333-189813

Dear Mr. Schwall:

We refer to the registration statement on Form F-3, filed by Aegean Marine Petroleum Network Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on July 3, 2013 (the "Registration Statement").  By letter dated July 30, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which amends the Registration Statement in response to the Staff's comments contained in the Comment Letter.

This letter responds to the Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

General

1.
It is not clear to us whether your registration statement is covering all of the securities that you may offer thereunder. For example, you state that you "may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above," in each case referring to shares of your common stock, including related preferred stock purchase rights, shares of your preferred stock, your debt securities, your warrants, your purchase contracts and your units. However, neither your calculation of registration fee table nor the filed legality opinion appear to cover all such securities. Please revise your registration statement and obtain a new legality opinion, as appropriate, or tell us why you do not need to.

H. Roger Schwall
Aegean Marine Petroleum Network Inc.
August 20, 2013

The Company has revised the Registration Statement to clarify footnote (1) to the Calculation of Registration Fee table to state that the proposed maximum aggregate offering price listed in the Calculation of Registration Fee table includes securities issuable upon conversion or exchange.

In addition, the Company advises the Staff that it has filed as Exhibit 5.1 a revised legality opinion to include securities that are convertible or exchangeable into one or more of the types of securities being registered.

Information Incorporated by Reference, page 31

2.	Please revise to specifically state that you are incorporating by reference documents filed after the date of the initial filing of your registration statement and before its effectiveness.

The Company has revised the disclosure in the Registration Statement, reflected on page 31 of the Amended Registration Statement, to specifically state that the Company is incorporating by reference all subsequent Annual Reports on Form 20-F that it files with the Commission and certain reports on Form 6-K that it furnishes to the Commission after the date of the initial filing of the Registration Statement (if they state that they are incorporated by reference thereto).

Exhibit Index

3.
Please note that it is inappropriate to incorporate by reference a Form T- post-effective amendment or a Form 8-K. See Compliance and Disclosure Interpretations: Trust Indenture Act of 1939, Item 206.01 at http://sec.gov/divisions/corpfin/guidance/tiainterp.htm. Please revise.

The Company has revised the footnote attached to Exhibit 25.1 (T-1 Statement of Eligibility related to senior debt securities indenture) and Exhibit 25.2 (T-1 Statement of Eligibility related to subordinated debt securities indenture) in the Exhibit Index of the Amended Registration Statement to read: "To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939, as amended."

4.
We note that you are incorporating by reference the indenture. Please note that you may not incorporate by reference a form of agreement. See Instruction 1 to Item 601 of Regulation S-K. In addition, please note that an indenture must be filed at the time of effectiveness under the Trust Indenture Act. Please file the indenture with your next amendment.

H. Roger Schwall
Aegean Marine Petroleum Network Inc.
August 20, 2013

The Company has filed as Exhibit 4.3 and Exhibit 4.4 to the Amended Registration Statement, a Form of Senior Debt Securities Indenture and a Form of Subordinated  Debt Securities Indenture, respectively.

* * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223, Arthur Kozyra at (212) 574-1363 or Filana Silberberg at (212) 574-1308.

Sincerely,
/s/ Gary J. Wolfe Gary J. Wolfe

cc:           Angie Kim
Division of Corporation Finance
Securities and Exchange Commission

E. Nikolas Tavlarios
President
Aegean Marine Petroleum Network Inc.